SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

[redacted]

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

08005876

SEC
Mail Processing
Section

NOV 14 2008

Washington, DC
101

November 4, 2008

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published October 23, 24, 28, 29 and November 4, 2008.

Best regards,
Skanska AB

Marianne Bergström

PROCESSED
NOV 19 2008
THOMSON REUTERS

Published	Item	Document name	Required by
October 23, 2008	Press Release	Skanska to build library at Wroclaw University for SEK 385 M	law and by the listing agreement with Stockholm Stock Exchange
October 23, 2008	Press Release	Skanska secures two road projects in Poland valued at SEK 960 M	law and by the listing agreement with Stockholm Stock Exchange
October 24, 2008	Press Release	Skanska awarded airport contract in Poland for SEK 570 M	law and by the listing agreement with Stockholm Stock Exchange
October 28, 2008	Press Release	Invitation to press- and telephone conference regarding Skanska's Nine Month Report on November 4	law and by the listing agreement with Stockholm Stock Exchange
October 29, 2008	Press Release	Skanska to expand Bromma Center shopping center in Stockholm for SEK 700 M	law and by the listing agreement with Stockholm Stock Exchange
October 29, 2008	Press Release	Pontus Winqvist appointed Senior Vice President Investor Relations at Skanska	law and by the listing agreement with Stockholm Stock Exchange
November 4, 2008	Press Release	Nine Month Report, January-September 2008	law and by the listing agreement with Stockholm Stock Exchange
November 4, 2008	Press Release	Karin Lepasoon named Executive Vice President in Skanska AB	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

November 4, 2008
08:15 am CET

Karin Lepasoon named Executive Vice President in Skanska AB

Karin Lepasoon has been named Executive Vice President in Skanska AB. Previously this year, she was appointed a full member of the Skanska Group's senior management, the Senior Executive Team (SET).

Karin Lepasoon was employed at Skanska AB in 2006 as Senior Vice President Group Communications. She will continue to be responsible for Group Communications and now also for Investor Relations. In addition, she is responsible for Group-wide quality and customer satisfaction initiatives as well as knowledge transfer.

"Communications and branding issues as well as customer orientation and sharing of know-how are increasingly important components for our continued success. This appointment reflects our desire to strengthen Skanska in these areas," says Johan Karlström, Skanska's President and CEO.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

SKANSKA

Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Solna
Corp. ID 556000-4615

Public company (publ)

PRESS RELEASE

November 4, 2008

8:00 a.m. CET

Nine Month Report, January–September 2008

Group highlights

SEK M	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007
Revenue	104,648	100,372	36,052	36,405
of which revenue from divestments of properties in Commercial Development	*2,604*	*1,903*	*870*	*685*
Operating income	4,013	3,769	1,589	1,571
of which gains from divestments of properties in Commercial Development	*972*	*743*	*389*	*264*
Income after financial items	4,339	3,941	1,652	1,642
Profit for the period	3,167	2,877	1,205	1,243
Earnings per share for the period, SEK	7.53	6.83	2.87	2.96
Earnings per share for the period after dilution, SEK	7.52	6.82	2.87	2.95
Capital employed, SEK bn	25.0	23.6		
Equity, SEK bn	19.3	19.6		
Interest-bearing net receivables (+)/net debt (-), SEK bn	6.9	7.6		
Return on capital employed, % [1]	25.7	22.8		
Return on equity, % [1]	22.3	19.3		
Operating cash flow before taxes, financing operations and dividends	-1,283	828	244	500
Order bookings, SEK bn [2]	98.9	107.7	30.4	29.6
Order backlog, SEK bn [2]	148.1	145.8		

1 Rolling 12 months
2 Refers to Construction

January–September 2008 compared to January–September 2007

- Revenue amounted to SEK 104.6 billion (100.4). In Construction, revenue rose by 12 percent adjusted for currency rate effects.
- Operating income for the Group amounted to SEK 4,013 M (3,769).
- Operating income in Construction decreased by 12 percent and amounted to SEK 2,800 M (3,172). Operating margin decreased to 2.8 (3.4) percent.
- In Residential Development, operating income totaled SEK 353 M (509), with an operating margin of 6.7 (9.1) percent.
- During the report period, Skanska divested commercial properties worth SEK 2,604 M (1,903), with a capital gain totaling SEK 972 M (743).
- Income after financial items amounted to SEK 4,339 M (3,941).
- Profit for the report period totaled SEK 3,167 M (2,877), and earnings per share amounted to SEK 7.53 (6.83).
- Operating cash flow before taxes, financing activities and dividends amounted to SEK -1,283 M (828).
- Order bookings decreased by 8 percent and amounted to SEK 98.9 billion (107.7). Adjusted for currency rate effects, order bookings decreased by 6 percent.
- In the third quarter, order bookings totaled SEK 30.4 billion (29.6).
- Order backlog totaled SEK 148.1 billion (145.8), equivalent to 12 (14) months of construction.
- At the end of the period, interest-bearing net receivables amounted to SEK 6.9 billion. In addition, Skanska has an un-utilized long-term credit facility of SEK 7.3 billion.

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, tel +46 8 753 88 00
Karin Lepasoon, Senior Vice President, Communications, Skanska AB, tel +46 8 753 88 74
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38, cell phone +46 70 543 88 38

This report will also be presented at a press and telephone conference at 11:00 a.m. CET on November 4. To participate in the conference, please register via https://eventreg1.conferencing.com/webportal3/reg.html?Acc=360091&Conf=161884. For seven working days after the conference, it will be possible to listen to a recording at telephone number +44 20 7031 4064, code 814417.

This and previous releases can also be found at www.skanska.com.

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Market Act.

Comments from Skanska's President and CEO Johan Karlström:

- Skanska's Construction business units in Sweden and Poland as well as USA Civil and Latin America are showing strong earnings, with margins of between five and six percent. Order bookings in the third quarter were also better than in the comparative period, despite a cancelled order worth SEK 2.8 billion and even though we booked some very large contracts in the United States and the United Kingdom during the third quarter of last year. Because of the divestments of properties and projects we made in Commercial Development, we also realized good development gains. In Infrastructure Development, early in the third quarter Skanska was selected to develop the M25 ring road around London, one of our largest public-private partnership (PPP) projects to date.
- The markets in which Skanska works with Residential Development are continuing to weaken. In Denmark and Norway, housing construction is stagnant. In Finland and in Sweden, the slowdown is continuing. The Czech Republic and Slovakia are also affected, but so far to a lesser extent. We are now very restrictive about investing in land or starting new projects, in order to limit the build-up of a large portfolio of unsold residential units. During the third quarter we carried out no writedowns of land or unsold residential units, but in the event of further deterioration of the market conditions resulting in extended selling periods, writedowns may become necessary.
- We are living in a period of turbulence and uncertainty in the financial markets, and we are also seeing an impact on the real economy. It is too early to say exactly how this will affect Skanska, but it is clear that several markets in construction and residential development already are slowing and we will enter 2009 with expectations of lower, and in certain cases negative growth. We are thus reviewing all of our operations, analyzing to what extent we need to adjust our organization and cost structure in response to lower business volume. The costs of these adjustments will impact the fourth quarter.

Market outlook

Construction

In the Nordic markets and in the U.K., building construction is weakening albeit from a high level – in the Nordic countries primarily as a consequence of decreased residential construction. In other markets, the weakening is less pronounced, although these markets are expected to be affected in case of a lengthy economic downturn. This also applies to Skanska's largest segments in the American building construction market – healthcare and education.

The Nordic and Central European civil construction markets have not yet been substantially affected by financial market turmoil, but the U.S. civil construction market is adversely affected by weaker public finances. This is also true to some extent in New York, which has previously been very strong.

Residential Development

In several markets, home prices have leveled off or even fallen. Due to interest rate hikes and stricter lending practices, fewer people have an opportunity to buy a new home. The underlying need for new residential units remains large in Sweden and Finland, but housing markets have weakened significantly because of continued uncertainty regarding economic conditions. In Finland the slowdown is significant, while the downward trend is less pronounced in Sweden. In Denmark and Norway, the markets are stagnant, with weak sales and substantially fewer new project starts. The Czech Republic and Slovakia are also experiencing a slowdown.

Commercial Development

Vacancy rates in modern properties in the Nordic office markets are increasing somewhat, while they are relatively stable in Skanska's Central European markets. Demand for high-volume retail space is weaker. Property investors are increasing their yield requirements. Few property transactions are being implemented at present.

Infrastructure Development

The volume of public-private partnership (PPP) projects in the U.K. is still large. In Skanska's other European markets, the supply of projects is more limited, although interest in PPP solutions has increased in Skanska's Central European markets. The turbulence in the financial markets is making it more difficult to arrange financing for new projects.

Order bookings and backlog in Construction, SEK bn


175.0
150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Order backlog
Order bookings per quarter
Order bookings, rolling 12 months
Revenue, rolling 12 months

Order bookings

Order bookings decreased by 8 percent compared to the first nine months of last year, totaling SEK 98.9 billion (107.7). Adjusted for currency rate effects, order bookings decreased by 6 percent. During the comparative period, Skanska signed two of its largest contracts to date in the U.S. These were included in first half 2007 order bookings in an amount totaling about SEK 14.6 billion.

Order bookings during the third quarter

Order bookings for the third quarter increased by 3 percent in local currencies, totaling SEK 30.4 billion (29.6). This was despite the fact that Skanska USA Building's construction management assignment for the expansion of a casino in Uncasville, Connecticut – which was included in second quarter 2007 order bookings – was put on hold during the third quarter of 2008. This meant that order bookings for that quarter were reduced by SEK 2.8 billion. The comparative period included three very large projects in the U.S. and the U.K.

During the third quarter, Skanska USA Civil secured a design-build contract for a bridge in Delaware. The contract amounts to about SEK 915 M.

Skanska USA Building was named construction manager for the expansion of a detention center in North Carolina, with a contract value of about SEK 900 M. The same business unit was also awarded two large hospital assignments, one in Tennessee worth about SEK 460 M and one in Michigan worth about SEK 340 M. The order bookings of Skanska USA Building also include the construction management assignment for the new North American headquarters of Almac Group, the pharmaceutical services company, worth about SEK 480 M.

In the Czech Republic, Skanska was contracted to construct a new section of the R49 highway connecting eastern parts of the Czech Republic with Slovakia. Skanska's share of the contract amount totals about SEK 890 M. A contract was also signed for construction of a section of the new ring road around Prague, with Skanska's share totaling about SEK 360 M. In Slovakia, Skanska has been contracted to construct the first phase of the D1 road between Sverepec and Vrtižer. Skanska's share of the contract amount is about SEK 550 M.

During the quarter, Skanska Poland was awarded a contract for construction of a stretch of the North Wroclaw Bypass in southwestern Poland. Skanska's contract amounts to about SEK 700 M. Skanska Poland will also build a recreation and sports center in Zielona Gora, western Poland, under a contract worth about SEK 390 M.

On behalf of the real estate company OBOS Foretningsbygg AS, Skanska Norway will expand the Lambertseter shopping center in Oslo. The contract is worth about SEK 560 M.

During the quarter, as part of the Connect Plus consortium, Skanska was appointed preferred bidder for the development of the M25 highway around London. In the next phase, negotiations will be concluded and financing for the project arranged, which is expected to occur toward the end of the year. Following financial close, the size of the Company's investment and construction contract will be determined. Only after this will the project be included in order bookings.

Order backlog

Order backlog increased by 2 percent and totaled SEK 148.1 (145.8) at the end of the report period. Adjusted for currency rate effects, order backlog decreased by 1 percent. Order backlog was equivalent to about 12 (14) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007
Revenue				
Construction	101,227	93,481	35,590	34,077
Residential Development	5,263	5,612	1,318	1,752
Commercial Development	2,881	2,145	964	762
Infrastructure Development	35	44	12	15
Central and eliminations	-4,758	-910	-1,832	-201
Skanska Group	**104,648**	**100,372**	**36,052**	**36,405**
Operating income				
Construction	2,800	3,172	1,395	1,365
Residential Development	353	509	59	123
Commercial Development[1]	829	662	341	233
Infrastructure Development	565	-119	-25	-4
Central	-500	-457	-141	-108
Eliminations[1]	-34	2	-40	-38
Operating income	**4,013**	**3,769**	**1,589**	**1,571**
Net interest items	388	311	82	112
Change in fair value	12	-76	32	-26
Other net financial items	-74	-63	-51	-15
Net financial items	**326**	**172**	**63**	**71**
Income after financial items	**4,339**	**3,941**	**1,652**	**1,642**
Taxes	-1,172	-1,064	-447	-399
Profit for the period	**3,167**	**2,877**	**1,205**	**1,243**
Attributable to				
Equity holders	3,146	2,859	1,199	1,237
Minority interest	21	18	6	6
Earnings per share for the period, SEK	7.53	6.83	2.87	2.96
Earnings per share for the period after dilution, SEK	7.52	6.82	2.87	2.95

1 Of which gains from divestments of commercial properties reported in:

Commercial Development	934	739	373	260
Eliminations	38	4	16	4

Revenue increased by 4 percent and totaled SEK 104.6 billion (100.4). Adjusted for currency rate effects, revenue rose by 7 percent. Revenue of the Construction business stream increased by 12 percent in local currencies. The negative currency rate effect on Construction revenue was 4 percent.

Operating income amounted to SEK 4,013 M (3,769). Currency rate effects increased operating income by SEK 65 M.

In the Construction business stream, operating income decreased by 12 percent and amounted to SEK 2,800 M (3,172). Operating margin decreased to 2.8 (3.4) percent. In several markets, earnings improved because projects ended up with better margins than previously accounted for. This was true, for example, of Skanska Sweden, Skanska Poland and Skanska USA Civil. Skanska USA Building also improved its operating margin. In the United Kingdom, Skanska carried out project writedowns of about SEK 570 M during the first two quarters, as described in earlier reports. In Norway, Skanska carried out project writedowns in a net amount of about SEK 70 M during the third quarter, mainly related to a major civil construction project. In the Czech Republic, too, Skanska recognized project writedowns totaling about SEK 50 M.

In Residential Development, operating income totaled SEK 353 M (509). The operating market in this business stream amounted to 6.7 (9.1) percent. Earnings continued to be adversely affected by the slowdown in Nordic housing markets, combined with general uncertainty among home buyers. This resulted in lower business volume and fewer project starts. Combined with cost inflation, this adversely affected margins, especially in Skanska's Danish, Finnish and Norwegian operations. In Sweden, the Czech Republic and Slovakia, the negative trend has not been as dramatic and business volume remained good during the report period, while the margin deteriorated somewhat in Sweden and was stable in the Czech Republic and Slovakia.

Operating income in Commercial Development totaled SEK 829 M (662). Operating income in the business stream included capital gains from property divestments amounting to SEK 934 M (739). Of this, SEK 514 M (281) was attributable to ongoing projects that were divested ahead of completion. For these projects, Skanska applies the percentage of completion method.

Operating income in the Infrastructure Development business stream totaled SEK 565 M (-119). This included development gains totaling SEK 684 M from the sale of Skanska's stake in Ponte de Pedra, the Brazilian hydropower plant.

During the period, the item "Central" was adversely affected in the amount of about SEK 60 M due to additional expenses for businesses that are being discontinued (Denmark, Russia and International Projects).

Net interest income amounted to SEK 388 M (311). Capitalization of interest expenses in ongoing projects for Skanska's own account totaled SEK 151 M (44). The net change in the market value of financial instruments amounted to SEK 12 M (-76). Other financial items totaled SEK -74 M (-63) and mainly consisted of currency rate differences.

Income after financial items amounted to SEK 4,339 M (3,941). Taxes for the report period amounted to SEK -1,172 M (-1,064), equivalent to a tax rate of about 27 (27) percent. Profit for the period totaled SEK 3,167 M (2,877). Earning per share for the period amounted to SEK 7.53 (6.83).

Investments and divestments

SEK M	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007
Investments	-9,840	-7,198	-2,540	-2,190
Divestments	7,301	6,410	1,712	2,424
Net investments[1]	-2,539	-788	-828	234
1 Of which strategic investments/divestments	-6	-70	-5	-10

In the Construction business stream, investments totaled SEK -1,936 M (-1,704). This item was mainly related to investments in property, plant and equipment for Skanska's own construction and manufacturing. Net investments in Construction amounted to SEK -1,213 M (-980). During the period, depreciation of property, plant and equipment amounted to SEK -960 M (-856). During the comparative period, the acquisition of the Slovakian company Stamart was included under strategic investments.

In Residential Development, investments totaled SEK -3,420 M (-3,800), of which approximately SEK 1 billion was related to land acquisition equivalent to about 3,300 building rights. Net investments in Residential Development operations amounted to SEK -687 M (-86).

In Commercial Development, investments rose to SEK -4,381 M (-1,651). Of this, about SEK 1.1 billion was related to investments in land. Divestments in the form of sale of completed properties, ongoing projects and shares totaled SEK 2,640 M (1,903). Net investments in Commercial Development amounted to SEK -1,741 M (252).

Investments in Infrastructure Development amounted to SEK -101 M (-59) and divestments totaled SEK 1,212 M (28). During the first quarter, Skanska divested its stake in the Ponte de Pedra hydropower project. Net divestments in Infrastructure Development totaled SEK 1,111 M (-31).

The Group's total investments amounted to SEK -9,840 M (-7,198). Divestments totaled SEK 7,301 M (6,410), and the Group's net investments amounted to SEK -2,539 M (-788).

Operating cash flow and changes in interest-bearing net debt/receivables

SEK M	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007
Cash flow from business operations and net strategic investments by business stream				
Construction	1,060	2,791	1,238	1,453
Residential Development	-1,215	-1,026	-202	-327
Commercial Development	-1,527	142	-459	-74
Infrastructure Development	1,006	-191	-126	-69
Central and eliminations	-607	-888	-207	-483
Cash flow before taxes, financing operations and dividends	**-1,283**	**828**	**244**	**500**
Taxes paid	-1,632	-788	-381	-370
Net interest items and other financial items	481	27	281	-47
Dividend etc.[1]	-3,725	-3,459	-72	0
Cash flow before change in interest-bearing receivables and liabilities	**-6,159**	**-3,392**	**72**	**83**
Translation differences, net receivables/net debt	396	55	445	-32
Change in pension liability	-1,811	728	-1,132	41
Interest-bearing liabilities acquired/divested	0	4	0	-2
Other changes, interest-bearing net receivables/net debt	-99	-126	-47	-31
Change in interest-bearing net receivables/net debt	**-7,673**	**-2,731**	**-662**	**59**
1 of which repurchases of shares	-263	-	-70	-

Cash flow before taxes, financing operations and dividends amounted to SEK -1,283 M (828).

In Construction, cash flow totaled SEK 1,060 M (2,791). Cash flow is normally strongest in the fourth quarter due to settlement of projects and pre-payments for new projects. This is normally reversed in the first quarter to an outflow when Skanska makes corresponding settlements with its subcontractors and suppliers. In the fourth quarter of 2007, this seasonal effect was unusually large, with the consequence that cash flow during the first quarter of this year was sharply negative. During the second and third quarters, operations again generated a positive cash flow.

In Residential Development, cash flow amounted to SEK -1,215 M (-1,026). Lower earnings and higher investments resulted in weaker cash flow. In Commercial Development, cash flow from business operations totaled SEK -1,527 M (142) as an effect of increased investments in ongoing projects. In Infrastructure Development, cash flow amounted to SEK 1,006 M (-191), where the increase was due to payment for the sale of Skanska's stake in the Ponte de Pedra hydropower station in Brazil.

Taxes paid amounted to SEK -1,632 M (-788). Dividends, repurchases of shares and adjustments of minority interest amounted to SEK -3,725 M (-3,459). Cash flow before changes in interest-bearing receivables and liabilities totaled SEK -6,159 M (-3,392). The change in pension liability in defined benefit plans amounted to SEK -1,811 M (728) primarily as a consequence of negative return on pension assets combined with lower discount rates. The change in interest-bearing net debt/receivables totaled SEK -7,673 M (-2,731).

Financial position

Skanska has a strong financial position with an interest-bearing net cash position of SEK 6.9 billion at the end of September (December 31, 2007: 14.6) and an un-utilized long-term credit facility of SEK 7.3 billion which mature at the end of June 2014. Interest-bearing loans plus interest-bearing pensions and provisions totaled SEK 5.7 billion (December 31, 2007: 4.8). Of this amount, "Interest-bearing pensions and provisions" totaled SEK 2.8 billion (December 31, 2007: 1.3).

At the end of the period, capital employed amounted to SEK 25.0 billion (December 31, 2007: 25.6).

The equity of the Group totaled SEK 19.3 billion (December 31, 2007: 20.7). During the report period, equity was affected by actuarial losses on pensions totaling SEK -1.5 billion. The net debt/equity ratio amounted to -0.4 (December 31, 2007: -0.7), and the equity/assets ratio was 23.0 (December 31, 2007: 26.3) percent.

Total assets in the consolidated balance sheet amounted to SEK 83.8 billion (December 31, 2007: 78.9). Due to currency rate effects, total assets increased by SEK 2.3 billion.

The carrying amount of current-asset properties totaled SEK 17.5 billion (December 31, 2007: 13.2), of which Commercial Development current-asset properties accounted for SEK 8.8 billion (December 31, 2007: 6.3). See the table on page 16.

Surplus values in the Commercial Development and Infrastructure Development business streams

In recent months, the turbulence and uncertainty in the world's financial markets has increased. This has been accentuated in the past few weeks. In this situation, it is problematical to determine the market values of assets. In light of this, Skanska has chosen to hold off on commenting about the market values of the assets in Commercial Development and Infrastructure Development, respectively, until the Year-end Report published in February 2009.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date		
SEK	Jan-Sep 2008	Jan-Sep 2007	Sep 30 2008	Sep 30 2007	Dec 31 2007
U.S. dollar	6.19	6.87	6.83	6.50	6.43
British pound	12.05	13.65	12.29	13.20	12.85
Norwegian krone	1.18	1.15	1.18	1.19	1.18
Euro	9.42	9.24	9.79	9.22	9.45
Czech koruna	0.38	0.33	0.40	0.33	0.36
Polish zloty	2.75	2.42	2.87	2.44	2.62

Personnel

The average number of employees in the Group was 58,500 (59,765).

Accounting principles

This interim report has been prepared in compliance with IAS 34, "Interim financial reporting." Skanska is applying the same accounting principles that were described in the Annual Report for 2007.

Transactions with related parties

No transactions between Skanska and related parties having an essential effect on the Company's position and earnings have taken place.

Essential risks and uncertainty factors

The construction business is largely about risk management. Practically every project is unique. Size, shape, environment – everything varies for each new assignment. The construction industry differs in this way from typical manufacturing that operates in permanent facilities with long production runs.

In Skanska's operations there are many types of contractual mechanisms. The degree of risk associated with prices of goods and services varies greatly, depending on the contract type. Sharp increases in prices of materials may pose a risk, especially in long projects with fixed-price commitments. Shortages of human resources as well as certain input goods may potentially have an adverse impact on operations. Delays in the design phase or changes in design are other circumstances that may adversely affect projects.

To ensure a systematic and uniform assessment of construction projects, Skanska uses a common model for identifying and managing risks throughout the Group. With the help of this model, Skanska evaluates construction projects continuously, from tender preparations to completion of the assignment, with regard to technical, legal and financial risks.

The turmoil currently prevailing in the financial markets may have adverse consequences, for example in those cases where Skanska's customers experience difficulties in obtaining loan financing for their projects and must therefore postpone investments. Some of Skanska's counterparties – for example customers, subcontractors or suppliers – may find it difficult to live up to their contractual obligations. Skanska carries out continuous assessments of counterparty risks in order to be prepared for this.

For further information about risks and a description of key estimates and judgments, see the Report of the Directors and Notes 2 and 6 in the Annual Report for 2007 as well as the above section on the market outlook.

Other matters

During the third quarter of 2008, Skanska continued its program to repurchase its own shares and acquired an additional 840,000 Series B shares. It has thus repurchased a total of 2,690,000 shares at an average price of SEK 97.66. The purpose of the acquisitions is to ensure delivery of shares to the participants in the Skanska Employee Ownership Program.

Events after the close of the report period

Property divestments during the fourth quarter

As of today (November 4), during the fourth quarter of 2008 Skanska has divested the ongoing Havneholmen Tower project in Copenhagen, Denmark. The project was started during the first quarter of 2008 and no leases have been signed yet, but negotiations are underway with several potential tenants. Skanska is responsible for leasing of the project until the end of June 2014. The final development gain will depend on the success of leasing activity and will be reported on a quarterly basis as the project is completed and leases are signed. Skanska's investment is expected to total about SEK 690 M. Skanska has also divested the partly owned Chalmers Science Park in Gothenburg. The selling price is SEK 167 M, with a gain of SEK 62 M.

Financial reports about 2008

Skanska's interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Group's remaining such report about the 2008 financial year will be published on the following date:

February 6, 2009 Year-end Report

Solna, November 4, 2008

JOHAN KARLSTRÖM

President and CEO

Auditors' Review Report concerning this interim report

Introduction

We have reviewed the interim report for Skanska AB (publ) as of September 30, 2008 and the nine month period ending on this date. The Board of Directors and the President and CEO are responsible for the presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

The focus and scope of the review

We conducted our review in accordance with the Standard on Review Engagements (SÖG) 2410, *Review of the Interim Financial Information Performed by the Independent Auditor of the Entity.* A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, performing an analytical examination and applying other review procedures. A review has a different focus and is substantially smaller in scope than an audit conducted according to Standards on Auditing in Sweden (RS) and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Accordingly, the conclusion expressed based on a review does not constitute the same level of assurance as a conclusion based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report, in all material respects, is not prepared for the Group in accordance with IAS 34 and the Swedish Annual Accounts Act and for the Parent Company in accordance with the Swedish Annual Accounts Act.

Stockholm, November 4, 2008

KPMG AB

Caj Nackstad

The Skanska Group

Summary income statement

SEK M	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Oct 2007-Sep 2008	Jan-Dec 2007
Revenue	104,648	100,372	36,052	36,405	143,057	138,781
Cost of sales	-95,393	-91,122	-32,565	-33,078	-130,078	-125,807
Gross income	**9,255**	**9,250**	**3,487**	**3,327**	**12,979**	**12,974**
Selling and administrative expenses	-6,181	-5,765	-1,964	-1,854	-8,386	-7,970
Income from joint ventures and associated companies	939	284	66	98	1057	402
Operating income	**4,013**	**3,769**	**1,589**	**1,571**	**5,650**	**5,406**
Financial income [1]	581	415	190	149	812	646
Financial expenses [1]	-255	-243	-127	-78	-397	-385
Net financial items	**326**	**172**	**63**	**71**	**415**	**261**
Income after financial items	**4,339**	**3,941**	**1,652**	**1,642**	**6,065**	**5,667**
Taxes	-1,172	-1,064	-447	-399	-1,654	-1,546
Profit for the period	**3,167**	**2,877**	**1,205**	**1,243**	**4,411**	**4,121**
Attributable to:						
Equity holders	3,146	2,859	1,199	1,237	4,383	4,096
Minority interest	21	18	6	6	28	25
Key financial figures						
Earnings per share, SEK	7.53	6.83	2.87	2.96	10.48	9.78
Earnings per share after dilution, SEK	7.52	6.82	2.87	2.95	10.47	9.77
Average number of shares [2]	417,684,034	418,553,072			417,684,034	418,553,072
Depreciation, non-current assets	-987	-904	-346	-316	-1,370	-1,287
Impairment loss, goodwill	0	-8	0	-8	0	-8
Return on capital employed, % [2]	25.7	22.8				25.0
Return on equity, % [2]	22.3	19.3				21.1
Average number of employees	58,500	59,765				60,435

1 of which						
Interest income	560	413	185	147	774	627
Interest expenses	-172	-102	-103	-35	-235	-165
Net interest	388	311	82	112	539	462
Change in fair value	12	-76	32	-26	-16	-104
Other net financial items	-74	-63	-51	-15	-108	-97
Net financial items	326	172	63	71	415	261

2 Rolling 12 months

Summary cash flow

SEK M	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Oct 2007-Sep 2008	Jan-Dec 2007
Cash flow from operating activities	-2,624	1,268	439	498	5,207	9,099
Cash flow from investing activities	-1,648	-2,248	-562	-1,158	-1,846	-2,446
Cash flow from financing activities	-4,498	-3,833	-1,237	-52	-4,359	-3,694
Cash flow for the period	**-8,770**	**-4,813**	**-1,360**	**-712**	**-998**	**2,959**

Changes in equity

SEK M	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Oct 2007-Sep 2008	Jan-Dec 2007
Opening balance	20,724	19,337	18,651	18,345	19,649	19,337
Attributable to equity holders						
Dividend	-3,448	-3,453	0	0	-3,448	-3,453
Translation differences	657	325	469	42	978	646
Effects of actuarial gains and losses on pensions	-1,464	570	-930	58	-1,966	68
Effects of equity-settled share-based payments	39	12	16	-12	55	28
Effects of cash flow hedges	-35	-49	-26	-30	-47	-61
Repurchase of shares	-263	0	-70	0	-263	0
Change, minority interest	-58	30	4	3	-50	38
Profit for the period attributable to						
Equity holders	3,146	2,859	1,199	1,237	4,383	4,096
Minority	21	18	6	6	28	25
Closing balance	**19,319**	**19,649**	**19,319**	**19,649**	**19,319**	**20,724**
Number of shares	418,553,072	418,553,072				418,553,072
Number of own shares, Series D	4,500,000	4,500,000				4,500,000
Number of repurchased shares during the period, Series B at an average share price of SEK 97.66	2,690,000	-	840,000			0
Number of shares after repurchase	415,863,072	-				418,553,072
Number of shares after repurchase and dilution	416,762,145	419,276,243				419,080,464
Average number of shares after repurchase [2]	417,684,034	418,553,072				418,553,072
Average number of shares after repurchase and dilution [2]	418,290,257	419,151,818				418,985,591
Average dilution, percentage	0.14	0.08				0.10

2 Rolling 12 months

Group net investments

SEK M	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Oct 2007-Sep 2008	Jan-Dec 2007
OPERATIONS - INVESTMENTS						
Intangible assets	-40	-23	-18	-11	-55	-38
Property, plant and equipment	-1,427	-1,436	-511	-477	-1,885	-1,894
Assets in Infrastructure Development	-101	-58	-59	-39	-116	-73
Shares and participations	-5	-25	0	-5	-20	-40
Current-asset properties	-8,257	-5,584	-1,947	-1,647	-10,356	-7,683
of which Residential Development	*-3,425*	*-3,791*	*-652*	*-993*	*-4,617*	*-4,983*
of which Commercial Development	*-4,378*	*-1,650*	*-1,085*	*-572*	*-5,090*	*-2,362*
of which other commercial properties	*-454*	*-143*	*-210*	*-82*	*-649*	*-338*
Investments	**-9,830**	**-7,126**	**-2,535**	**-2,179**	**-12,432**	**-9,728**
OPERATIONS - DIVESTMENTS						
Intangible assets	1	1	1	1	2	2
Property, plant and equipment	412	340	73	152	579	507
Assets in Infrastructure Development	1,212	28	10	6	1,362	178
Shares and participations	35	65	22	8	32	62
Current-asset properties	5,637	5,974	1,606	2,256	8,527	8,864
of which Residential Development	*2,736*	*3,677*	*682*	*1,455*	*4,452*	*5,393*
of which Commercial Development	*2,619*	*1,903*	*885*	*685*	*3,512*	*2,796*
of which other commercial properties	*282*	*394*	*39*	*116*	*563*	*675*
Divestments	**7,297**	**6,408**	**1,712**	**2,423**	**10,502**	**9,613**
Net investments in operations[1]	**-2,533**	**-718**	**-823**	**244**	**-1,930**	**-115**
STRATEGIC INVESTMENTS						
Businesses	-10	-72	-5	-11	-12	-74
Strategic investments	**-10**	**-72**	**-5**	**-11**	**-12**	**-74**
STRATEGIC DIVESTMENTS						
Businesses	4	2	0	1	194	192
Shares and participations	0	0	0	0	0	0
Strategic divestments	**4**	**2**	**0**	**1**	**194**	**192**
Net strategic investments[1]	**-6**	**-70**	**-5**	**-10**	**182**	**118**
TOTAL NET INVESTMENTS[1]	**-2,539**	**-788**	**-828**	**234**	**-1,748**	**3**
Depreciation, non-current assets	-987	-904	-346	-316	-1,370	-1,287

1 When the value is positive it is a net divestment.

Consolidated operating cash flow

SEK M	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Oct 2007-Sep 2008	Jan-Dec 2007
Cash flow from business operations before change in working capital	2,632	2,882	1,410	1,177	4,036	4,286
Change in working capital	-1,515	-1,583	-9	-796	4,500	4,432
Net investments in business operations	-2,533	-718	-823	244	-1,930	-115
Cash flow adjustment, net investments	139	317	-329	-115	114	292
Taxes paid in business operations	-1,488	-763	-297	-384	-1,853	-1,128
Cash flow from business operations	**-2,765**	**135**	**-48**	**126**	**4,867**	**7,767**
Net interest items and other net financial items	481	27	281	-47	626	172
Taxes paid in financing operations	-144	-8	-84	14	-188	-52
Cash flow from financing operations	**337**	**19**	**197**	**-33**	**438**	**120**
CASH FLOW FROM OPERATIONS	**-2,428**	**154**	**149**	**93**	**5,305**	**7,887**
Net strategic investments	-6	-70	-5	-10	182	118
Taxes paid on strategic divestments	0	-17	0	0	0	-17
Cash flow from strategic investments	**-6**	**-87**	**-5**	**-10**	**182**	**101**
Dividend etc.[1]	-3,725	-3,459	-72	0	-3,724	-3,458
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**-6,159**	**-3,392**	**72**	**83**	**1,763**	**4,530**
Change in interest-bearing receivables and liabilities	-2,611	-1,421	-1,432	-795	-2,761	-1,571
CASH FLOW FOR THE PERIOD	**-8,770**	**-4,813**	**-1,360**	**-712**	**-998**	**2,959**
Cash and cash equivalents at the beginning of the period	14,209	10,970	6,599	6,882	6,054	10,970
Reclassification in cash and cash equivalents	0	0	0	0	400	400
Exchange rate differences in cash and cash equivalents	164	-103	364	-116	147	-120
Cash and cash equivalents at the end of the period	**5,603**	**6,054**	**5,603**	**6,054**	**5,603**	**14,209**
Change in interest-bearing net receivables/net debt	-7,673	-2,731	-662	59	-738	4,204
1 of which repurchases of shares	-263	-	-70	-	-263	-

Balance sheet

SEK M	Sep 30 2008	Sep 30 2007	Dec 31 2007
ASSETS			
Non-current assets			
Property, plant and equipment	6,545	5,880	5,973
Goodwill	4,586	4,615	4,584
Intangible assets	607	689	658
Investments in joint ventures and associated companies	1,717	2,028	1,945
Financial non-current assets [1,3]	359	1,727	728
Deferred tax assets	1,648	1,773	956
Total non-current assets	**15,462**	**16,712**	**14,844**
Current assets			
Current-asset properties [2]	17,518	13,324	13,198
Inventories	1,006	626	769
Financial current assets [3]	6,961	4,144	4,686
Tax assets	686	432	411
Gross amount due from customers for contract work	7,884	7,342	5,656
Trade and other receivables	28,701	28,832	25,168
Cash equivalents	17	118	521
Cash	5,586	5,936	13,688
Total current assets	**68,359**	**60,754**	**64,097**
TOTAL ASSETS	**83,821**	**77,466**	**78,941**
of which interest-bearing non-current assets	*298*	*1,626*	*634*
of which other interest-bearing current assets	*12,272*	*9,940*	*18,781*
Total interest-bearing assets	*12,570*	*11,566*	*19,415*
EQUITY			
Equity attributable to equity holders	19,146	19,454	20,514
Minority interest	173	195	210
Total equity	**19,319**	**19,649**	**20,724**
LIABILITIES			
Non-current liabilities			
Financial non-current liabilities [3]	984	1,387	955
Pensions	2,684	793	1,149
Deferred tax liabilities	2,113	3,004	2,069
Non-current provisions	87	108	96
Total non-current liabilities	**5,868**	**5,292**	**4,269**
Current liabilities			
Financial current liabilities [3]	2,346	1,761	2,703
Tax liabilities	640	992	891
Current provisions	3,946	3,262	3,646
Gross amount due to customers for contract work	16,340	14,008	15,748
Trade and other payables	35,362	32,502	30,960
Total current liabilities	**58,634**	**52,525**	**53,948**
TOTAL EQUITY AND LIABILITIES	**83,821**	**77,466**	**78,941**
of which interest-bearing financial liabilities	*2,871*	*2,999*	*3,569*
of which interest-bearing pensions and provisions	*2,791*	*921*	*1,265*
Total interest-bearing liabilities	*5,662*	*3,920*	*4,834*
Key financial figures			
Capital employed, closing balance	24,981	23,569	25,558
Capital employed, average	25,039	23,964	24,089
Equity/assets ratio, %	23.0	25.4	26.3
Interest-bearing net receivables (+)/net debt (-), SEK m	6,908	7,646	14,581
Debt/equity ratio	-0.4	-0.4	-0.7

1 of which shares	61	101	92
2 Current-asset properties			
Commercial Development	8,840	6,072	6,260
Other commercial properties	1,088	926	748
Residential Development	7,590	6,326	6,190
	17,518	13,324	13,198

3 Items regarding non-interest-bearing unrealized changes in derivatives/financial instruments are included in the following amounts:

Financial non-current assets	0	0	2
Financial current assets	292	258	114
Financial non-current liabilities	0	0	0
Financial current liabilities	458	149	69

Note, contingent liabilities

Contingent liabilities amounted to SEK 5.9 billion on Sep 30, 2008 (Dec 31, 2007: 5.1). During the period contingent liabilities increased by SEK 0.8 billion.

Parent Company income statement

SEK M	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Oct 2007-Sep 2008	Jan-Dec 2007
Net sales	0	26	0	26	49	75
Cost of sales and selling and administrative expenses	-278	-342	-52	-120	-430	-494
Operating income	**-278**	**-316**	**-52**	**-94**	**-381**	**-419**
Net financial items	2,861	2,942	-48	9	3,509	3,590
Income after financial items	**2,583**	**2,626**	**-100**	**-85**	**3,128**	**3,171**
Taxes	62	104	5	24	-92	-50
Profit for the period	**2,645**	**2,730**	**-95**	**-61**	**3,036**	**3,121**

Parent Company balance sheet

SEK M	Sep 30 2008	Sep 30 2007	Dec 31 2007
ASSETS			
Intangible non-current assets	13	21	14
Property, plant and equipment	2	2	2
Financial non-current assets [1]	14,288	10,736	11,437
Total non-current assets	**14,303**	**10,759**	**11,453**
Current receivables	329	274	159
Total current assets	**329**	**274**	**159**
TOTAL ASSETS	**14,632**	**11,033**	**11,612**
EQUITY AND LIABILITIES			
Equity	7,009	7,657	8,048
Provisions	188	179	175
Non-current interest-bearing liabilities [1]	7,343	3,078	3,307
Current liabilities	92	119	82
TOTAL EQUITY AND LIABILITIES	**14,632**	**11,033**	**11,612**
Average number of employees	80	74	79

1 Of these amounts, SEK 3,582 M (Dec 31 2007: 719) were intra-Group receivables and SEK 7,043 M (Dec 31, 2007: 3,307) intra-Group liabilities.

Note, contingent liabilities

The Parent Company's contingent liabilities amounted to SEK 89.3 billion (Dec 31, 2007: 90.7).

Additional Information

Business streams

Construction

SEK M	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Oct 2007-Sep 2008	Jan-Dec 2007
Revenue	101,227	93,481	35,590	34,077	137,004	129,258
Gross income	**7,524**	**7,333**	**2,915**	**2,744**	**10,545**	**10,354**
Selling and administrative expenses	-4,764	-4,216	-1,531	-1,404	-6,536	-5,988
Income from joint ventures and associated companies	40	55	11	25	62	77
Operating income	**2,800**	**3,172**	**1,395**	**1,365**	**4,071**	**4,443**
Investments	-1,936	-1,704	-740	-596	-2,538	-2,306
Divestments	723	724	118	238	1,188	1,189
Net investments	**-1,213**	**-980**	**-622**	**-358**	**-1,350**	**-1,117**
Cash flow from operations before investments and change in working capital	3,637	3,968	1,734	1,644	5,231	5,562
Change in working capital	-1,124	-138	140	233	3,407	4,393
Net investments in operations	-1,207	-911	-616	-348	-1,341	-1,045
Cash flow adjustment, net investments	-240	-59	-15	-66	-311	-130
Operating cash flow from business operations [1]	1,066	2,860	1,243	1,463	6,986	8,780
Net strategic investments	-6	-69	-5	-10	-9	-72
Cash flow	**1,060**	**2,791**	**1,238**	**1,453**	**6,977**	**8,708**
Gross margin, %	7.4	7.8	8.2	8.1	7.7	8.0
Selling and administrative expenses, %	-4.7	-4.5	-4.3	-4.1	-4.8	-4.6
Operating margin %	2.8	3.4	3.9	4.0	3.0	3.4
Capital employed, SEK bn	3.2	3.3				0.7
Order bookings, SEK bn	98.9	107.7	30.4	29.6	134.6	143.4
Order backlog, SEK bn	148.1	145.8				146.0
Employees	57,165	57,043				57,857

1 Before taxes, financing operations and dividends

Residential Development

SEK M	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Oct 2007-Sep 2008	Jan-Dec 2007
Revenue	5,263	5,612	1,318	1,752	7,330	7,679
Gross income	**793**	**853**	**218**	**271**	**1,098**	**1,158**
Selling and administrative expenses	-509	-443	-163	-149	-615	-549
Income from joint ventures and associated companies	69	99	4	1	85	115
Operating income	**353**	**509**	**59**	**123**	**568**	**724**
Investments	-3,420	-3,800	-654	-990	-4,613	-4,993
Divestments	2,733	3,714	683	1,447	4,435	5,416
Net investments	**-687**	**-86**	**29**	**457**	**-178**	**423**
Cash flow from operations before investments and change in working capital	-229	-372	-56	-262	-305	-448
Change in working capital	-289	-730	-53	-484	653	212
Net investments in operations	-687	-86	29	457	-178	423
Cash flow adjustment, net investments	-10	162	-122	-38	23	195
Operating cash flow from business operations [1]	-1,215	-1,026	-202	-327	193	382
Net strategic investments	0	0	0	0	0	0
Cash flow	**-1,215**	**-1,026**	**-202**	**-327**	**193**	**382**
Operating margin, %	6.7	9.1	4.5	7.0	7.7	9.4
Capital employed, SEK bn	6.3	5.6				4.4
Return on capital employed (RoCE), % [2]	10.7	18.7				14.9
Employees	663	548				565

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Commercial Development

SEK M	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Oct 2007-Sep 2008	Jan-Dec 2007
Revenue	2,881	2,145	964	762	3,866	3,130
Gross Income	**1,026**	**847**	**403**	**291**	**1,329**	**1,150**
Selling and administrative expenses[1]	-202	-184	-64	-57	-274	-256
Income from joint ventures and associated companies	5	-1	2	-1	22	16
Operating Income	**829**	**662**	**341**	**233**	**1,077**	**910**
of which gain from divestments of properties[2]	934	739	373	260	1,246	1,051
of which operating net, completed properties[3]	84	80	36	16	117	113
of which write-downs/reversal of write-downs	0	0	0	0	-35	-35
Investments	-4,381	-1,651	-1,086	-571	-5,170	-2,440
Divestments	2,640	1,903	893	685	3,544	2,807
Net Investments	**-1,741**	**252**	**-193**	**114**	**-1,626**	**367**
Cash flow from operations before investments and change in working capital	-127	-74	-53	-24	-170	-117
Change in working capital	-47	-250	-19	-154	12	-191
Net investments in operations	-1,741	252	-193	114	-1,626	367
Cash flow adjustment, net investments	388	214	-194	-10	413	239
Operating cash flow from business operations[4]	-1,527	142	-459	-74	-1,371	298
Net strategic investments	0	0	0	0	0	0
Cash flow	**-1,527**	**142**	**-459**	**-74**	**-1,371**	**298**
Capital employed, SEK bn	10.7	7.0				7.3
Return on capital employed (RoCE), %[5]	12.9	11.7				14.2
Employees	171	139				141

1 Of which cost for development organization	-171	-155	-51	-45	-238	-222
2 Additional gain included in eliminations was	38	4	16	4	63	29

3 After selling and administrative expenses

4 Before taxes, financing operations and dividends

5 Rolling 12 months

Infrastructure Development

SEK M	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Oct 2007-Sep 2008	Jan-Dec 2007
Revenue	35	44	12	15	107	116
Gross Income	**-126**	**-103**	**-47**	**-30**	**-115**	**-92**
Selling and administrative expenses	-121	-134	-25	-42	-175	-188
Income from joint ventures and associated companies	812	118	47	68	867	173
Operating Income	**565**	**-119**	**-25**	**-4**	**577**	**-107**
			0	0		
of which gains from divestments of shares in projects[1]	684	0	-2	0	757	73
Investments	-101	-59	-58	-40	-115	-73
Divestments	1,212	28	9	5	1,362	178
Net Investments	**1,111**	**-31**	**-49**	**-35**	**1,247**	**105**
Cash flow from operations before investments and change in working capital	-77	-162	-64	-59	-58	-143
Change in working capital	-28	2	-13	25	-5	25
Net investments in operations	1,111	-31	-49	-35	1,247	105
Cash flow adjustment, net investments	0	0	0	0	0	0
Operating cash flow from business operations[2]	1,006	-191	-126	-69	1,184	-13
Net strategic investments	0	0	0	0	0	0
Cash flow	**1,006**	**-191**	**-126**	**-69**	**1,184**	**-13**
Capital employed, SEK bn	2.1	2.5				2.5
Return on capital employed (RoCE), %[3]	24.3	-6.4				-4.2
Employees	129	118				121

1 Additional gain included in eliminations was	2	0	0	0	5	3

2 Before taxes, financing operations and dividends

3 Rolling 12 months

Construction, by business/reporting unit

	Revenue					
SEK M	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Oct 2007-Sep 2008	Jan-Dec 2007
Sweden	22,425	19,784	7,217	6,734	30,030	27,389
Norway	9,922	9,326	3,125	3,017	13,351	12,755
Finland	6,849	7,059	2,525	2,624	9,541	9,751
Poland	5,323	5,386	2,580	2,620	7,837	7,900
Czech Republic	9,459	7,942	3,886	3,081	12,924	11,407
UK	13,658	12,981	4,567	4,635	18,368	17,691
USA Building	21,574	20,055	7,368	7,199	28,703	27,184
USA Civil	8,250	7,927	2,964	3,009	11,154	10,831
Latin America	3,767	3,021	1,358	1,158	5,096	4,350
Total	**101,227**	**93,481**	**35,590**	**34,077**	**137,004**	**129,258**

	Operating income						Operating margin, %					
SEK M	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Oct 2007-Sep 2008	Jan-Dec 2007	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Oct 2007-Sep 2008	Jan-Dec 2007
Sweden	1,160	872	394	343	1,572	1,284	5.2	4.4	5.5	5.1	5.2	4.7
Norway	332	398	114	153	488	554	3.3	4.3	3.6	5.1	3.7	4.3
Finland	178	302	120	126	272	396	2.6	4.3	4.8	4.8	2.9	4.1
Poland	322	284	198	163	406	368	6.0	5.3	7.7	6.2	5.2	4.7
Czech Republic	271	315	131	152	435	479	2.9	4.0	3.4	4.9	3.4	4.2
UK	-476	333	21	115	-502	307	-3.5	2.6	0.5	2.5	-2.7	1.7
USA Building	307	193	105	74	409	295	1.4	1.0	1.4	1.0	1.4	1.1
USA Civil	515	352	248	185	706	543	6.2	4.4	8.4	6.1	6.3	5.0
Latin America	191	123	64	54	285	217	5.1	4.1	4.7	4.7	5.6	5.0
Total	**2,800**	**3,172**	**1,395**	**1,365**	**4,071**	**4,443**	**2.8**	**3.4**	**3.9**	**4.0**	**3.0**	**3.4**

	Order backlog			Order bookings					
SEK M	Sep 30 2008	Sep 30 2007	Dec 31 2007	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Oct 2007-Sep 2008	Jan-Dec 2007
Sweden	21,083	22,055	22,047	21,257	21,912	6,262	7,006	28,650	29,305
Norway	10,041	11,850	11,146	8,757	10,448	2,716	2,444	11,575	13,266
Finland	6,163	6,810	7,569	5,172	6,607	2,085	1,955	8,345	9,780
Poland	5,947	4,816	3,880	6,918	4,094	3,980	1,152	8,206	5,382
Czech Republic	14,496	11,715	11,950	10,587	6,358	3,987	2,966	13,573	9,344
UK	27,619	29,509	30,797	11,857	11,285	3,018	4,324	18,751	18,179
USA Building	29,437	32,694	31,526	17,890	28,470	4,747	6,315	24,022	34,602
USA Civil	28,350	21,570	22,497	12,277	13,647	2,116	1,425	16,306	17,676
Latin America	4,931	4,776	4,556	4,163	4,913	1,471	2,034	5,095	5,845
Total	**148,067**	**145,795**	**145,968**	**98,878**	**107,734**	**30,382**	**29,621**	**134,523**	**143,379**

Residential Development, by business/reporting unit

	Revenue						Operating income[1]					
SEK M	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Oct 2007-Sep 2008	Jan-Dec 2007	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Oct 2007-Sep 2008	Jan-Dec 2007
Sweden	2,598	2,376	675	773	3,653	3,431	239	236	71	77	432	429
Norway	830	1,383	92	432	1,181	1,734	78	119	-2	27	58	99
Denmark	217	492	46	95	336	611	-82	5	-42	-20	-112	-25
Finland	703	959	199	305	992	1,248	-7	94	-11	17	25	126
Nordics	**4,348**	**5,210**	**1,012**	**1,605**	**6,162**	**7,024**	**228**	**454**	**16**	**101**	**403**	**629**
Czech Republic	915	402	306	147	1,168	655	125	55	43	22	165	95
Total	**5,263**	**5,612**	**1,318**	**1,752**	**7,330**	**7,679**	**353**	**509**	**59**	**123**	**568**	**724**

	Operating margin, %[1]						Return on capital employed[2]		
	Jan-Sep 2008	Jan-Sep 2007	Jul-Sep 2008	Jul-Sep 2007	Oct 2007-Sep 2008	Jan-Dec 2007	Oct 2007-Sep 2008	Oct 2006-Sep 2007	Jan-Dec 2007
Sweden	9.2	9.9	10.5	10.0	11.8	12.5	43.4	37.7	42.5
Norway	9.4	8.6	-2.2	6.3	4.9	5.7	4.0	12.4	6.6
Denmark	-37.8	1.0	-91.3	-21.1	-33.3	-4.1	-10.6	8.8	-2.3
Finland	-1.0	9.8	-5.5	5.6	2.5	10.1	1.5	17.7	11.9
Nordics	**5.2**	**8.7**	**1.6**	**6.3**	**6.5**	**9.0**	**8.2**	**18.1**	**13.7**
Czech Republic	13.7	13.7	14.1	15.0	14.1	14.5	48.5	26.4	32.2
Total	**6.7**	**9.1**	**4.5**	**7.0**	**7.7**	**9.4**	**10.7**	**18.7**	**14.9**

1 Development gain only. Construction margin reported under Construction.

2 Rolling 12 months

At the end of the report period, there were 5,919 (6,025) residential units under construction. Of these, 66 (77) percent were sold. The number of completed unsold residential units totaled 414 (206), most of them in Finland. During the period, construction started on 2,586 (3,145) units. In the Nordic countries, the number of residential units started was 1,820 (2,574), while in the Czech Republic they totaled 766 (571). The number of residential units sold during the period was 2,013 (2,907). In the Nordic countries, the number of units sold totaled 1,460 (2,460), while sales in the Czech Republic totaled 553 (447) units.

The carrying amount of current-asset properties in Residential Development totaled SEK 7.6 billion (Dec. 31, 2007: 6.2). A breakdown of the carrying amount can be seen in the table below. The carrying amount of undeveloped land and development properties was SEK 5.7 billion. This was equivalent to building rights for about 21,500 residential units. There were also about 1,600 building rights in associated companies.

Breakdown of carrying amount, current-asset properties, September 30, 2008

SEK M	Residential Development	Commercial Development	Construction	Total
Completed projects	530	2,235	102	2,867
Ongoing projects	1,385	4,262	328	5,975
Undeveloped land and development properties	5,675	2,343	658	8,676
Total	**7,590**	**8,840**	**1,088**	**17,518**

Commercial Development

SEK M	Carrying amount, end of period	Carrying amount upon completion	Occupancy rate, %	Degree of completion, %
Completed projects	2,235	2,235	94	100
Undeveloped land and development properties	2,343	2,343		
Subtotal	4578	4578		
Ongoing projects	4,262	7,734	73	57
Total	**8,840**	**12,312**		

Commercial Development has 23 projects underway, 17 of them in the Nordic countries. Ongoing projects represented leasable space of about 387,000 sq. m (4.17 million sq. ft.) and had an occupancy rate of 73 percent, measured in rent. In addition to these projects, during the report period six projects with leasable space of 66,000 sq. m (710,000 sq. ft.) were sold before completion. At the end of the report period, the carrying amount for ongoing projects was SEK 4.3 billion (Dec. 31, 2007: 2.1). Their carrying amount upon completion is expected to total SEK 7.7 billion. The degree of completion in ongoing projects was about 57 percent.

The carrying amount of Skanska's portfolio of completed projects amounted to SEK 2.2 billion (Dec. 31, 2007: 2.6). The occupancy rate, measured in rent, amounted to 94 percent (December 31, 2007: 89).

The carrying amount of Skanska's undeveloped land and development properties (building rights) totaled about SEK 2.3 billion (Dec. 31, 2007: 1.5).

At the end of the period, accumulated eliminations of internal project gains amounted to SEK 292 M (Dec. 31, 2007: 186). These eliminations are reversed as each respective project is divested.

Infrastructure Development

During the report period, the divestment of Skanska's stake in the Ponte de Pedra hydropower plant in Brazil was recognized as income. In conjunction with this, development gains totaling SEK 684 M were realized.

SKANSKA

Press Release

October 29, 2008
08:30 am CET

Pontus Winqvist appointed Senior Vice President Investor Relations at Skanska

Skanska has named Pontus Winqvist Senior Vice President, Investor Relations within the Skanska Group.

Pontus Winqvist, who is a business administration graduate and Certified European Financial Analyst (CEFA), has been employed within Skanska since 1997, including positions within Skanska Financial Services and Skanska Commercial Development Europe. Most recently, he served as CFO of Skanska Commercial Development Nordic.

Winqvist will assume his position on 3 November succeeding Anders Lilja, who was earlier appointed Senior Vice President responsible for the Controlling Group Staff unit within Skanska. Pontus Winqvist will report to Karin Lepasoon, Senior Vice President, Skanska AB, with responsibility for Communications and IR.

For further information please contact:

Pontus Winqvist, Senior Vice President, Investor Relations, Skanska AB, tel +46 753 88 00
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

SKANSKA

Press Release

October 29, 2008
08:30 am CET

Skanska to expand Bromma Center shopping center in Stockholm for SEK 700 M

Skanska has been contracted to construct the second phase of the Bromma Center shopping center in western Stockholm. The contract amounts to SEK 700 M, which is included in order bookings for the fourth quarter. The customer is KF Fastigheter.

The contract covers rebuilding and expansion of an existing airport hangar built in 1947 to create a modern three-story shopping center. The project involves 45,000 square meters, including a parking garage of 11,000 square meters.

The airport hangar from 1947 is listed historical monument and parts of the exterior must therefore retain the original character.

Certain excavation work has begun and the entire project is scheduled for completion during spring 2010.

"The favorable location, the exciting architectural environment and the substantial purchasing power in the area will make Bromma Center one of the most interesting retail centers in the Stockholm area," says Bernt-Olof Gustavsson, President, KF Fastigheter.

Skanska Sweden is one of the largest construction companies in Sweden with operations in the building and civil engineering area. The company has approximately 11,000 employees and generated revenues totaling about SEK 27 billion in 2007. In Sweden, Skanska is also active in the development of residential and commercial premises.

For further information please contact:
Pelle Berg, Press Officer, Skanska Sweden, tel +46 8 504 353 33
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Stockholm, October 28, 2008
08:30 am CET

Invitation to press- and telephone conference regarding Skanska's Nine Month Report on November 4

Skanska's Nine Month Report 2008 will be presented on Tuesday, November 4, 2008.

In conjuction with the release of the report, you are invited to participate in a combined press- and telephone conference, at 11.00 am (UK 10.00 am, US Eastern 05.00 am).

The press- and telephone conference will be held at Skanskas Headquarters, Råsundavägen 2 in Solna. Johan Karlström, Skanska's President and CEO and Hans Biörck, CFO, will present the report and thereafter respond to questions.

To participate in the press conference, please contact marianne.bergstrom@skanska.se, no later than Monday November 3.

To participate in the telephone conference, please register via
https://eventreg1.conferencing.com/webportal3/reg.html?Acc=360091&Conf=161884
If you are unable to participate, there will be a replay facility available for five days immediately following the teleconference. The number to dial is +44 20 7031 4064, code 814417.

After the conference there will be possibilities for individual meetings with Johan Karlström and Hans Biörck. To apply for a meeting please contact agneta.wendelstam@skanska.se no later than November 3.

If you have any practical questions regarding the telephone conference, please contact Marianne Bergström, tel +46 8 753 88 75 or by mail to marianne.bergstrom@skanska.se.

For more information, please contact:

Karin Lepasoon, Senior Vice President, Communications, Skanska AB, tel +46 8 753 88 00

SKANSKA

Press Release

October 24, 2008
08:30 pm CET

Skanska awarded airport contract in Poland for SEK 570 M

Skanska has been contracted to upgrade the runways at an airport in Poland. The contract amounts to PLN 205.9 M, about SEK 570 M, which is included in order bookings for the fourth quarter. The customer is the 17 Local Airfield Branch in Gdansk.

The project involves resurfacing of the runways at the military airfield in Powidz, about 70 kilometers west of Poznan in western Poland. The project involves excavation and laying of 466,000 square meters of new concrete runways, which will also be equipped with a special subsurface netting to prevent cracks.

Work begins immediately and is scheduled for completion in September 2011.

On October 23, Skanska also announced that contracts were signed for two bypass projects in the Katowice area totaling SEK 960 M and construction of a library at Wroclaw University for SEK 385 M.

Skanska Poland, one of the largest construction companies in Poland, had sales of SEK 8 billion in 2007. The company has about 6,500 employees. In Poland also Skanska Commercial Development and Skanska Infrastructure Development are active.

For further information please contact:

Marcin Gesing, Press Officer, Skanska Poland,
tel +48 22 561 30 66 or +48 510 161 516
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

SKANSKA

Press Release

October 23, 2008
12:30 pm CET

Skanska secures two road projects in Poland valued at SEK 960 M

Skanska has secured two road projects in the south-western Poland valued at SEK 960 M. The contracts cover one bypass worth PLN 185.8 M, or SEK 510 M, and another bypass valued at PLN 164.4 M, or SEK 450 M. Both contracts are included in order bookings for the fourth quarter. The customer is the Polish General Directorate for Public Roads and Motorways, Katowice Branch.

The south by-pass of Siewierz, north of Katowice, involves 5.7 kilometers of primarily two-lane national road including eight viaducts and road junctions connecting it to national road No. 1. The project will commence in November and be completed in January 2011.

The north by-pass of Lubliniec, north-west of Katowice, encompasses eight kilometers of a single-lane of roadway, with seven viaducts and road junctions. On-site work commences in November and will be completed in November 2010.

Skanska Poland, one of the largest construction companies in Poland, had sales of SEK 8 billion in 2007. The company has about 6,500 employees. In Poland also Skanska Commercial Development and Skanska Infrastructure Development are active.

For further information please contact:

Marcin Gesing, Press Officer, Skanska Poland,
tel +48 22 561 30 66 or +48 510 161 516
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

October 23, 2008
10:45 am CET

Skanska to build library at Wroclaw University for SEK 385 M

Skanska has been contracted to complete the construction of a new library at Wroclaw University in Poland. The contract amounts to PLN 139.3 M, or SEK 385 M, which is included in order bookings for the fourth quarter. The customer is Wroclaw University.

The project involves a library building covering a total of 46,000 square meters. The two-section building will house reading rooms for about 1,000 students, lecture rooms, bookshop and museum. The library will have space for 4.5 million books.

The library building was originally started by another construction firm, which was forced to abandon the project in 2006. In new procurement bidding, Skanska was awarded the assignment to complete the construction.

Skanska's work begins in November and is scheduled to be completed in April 2011.

Skanska Poland, one of the largest construction companies in Poland, had sales of SEK 8 billion in 2007. The company has about 6,500 employees. In Poland also Skanska Commercial Development and Skanska Infrastructure Development are active.

For further information please contact:

Marcin Gesing, Press Officer, Skanska Poland,
tel +48 22 561 30 66 or +48 510 161 516
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

END